

August 22, 2013

Via E-mail
Mr. Patrick DeCourcy
Interim Chief Financial Officer
Allegheny Technologies Incorporated
1000 Six PPG Place
Pittsburgh, PA 15222-5479

> **Re:** **Allegheny Technologies Incorporated**
> **Form 10-K**
> **Filed February 28, 2013**
> **File No. 1-12001**

Dear Mr. DeCourcy:

We have read your response dated August 13, 2013 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the period ended June 30, 2013

Note 11. Financial Information for Subsidiary and Guarantor Parent, page 16

1. We note the revision you have made to the condensed statements of cash flows on pages 18 and 20 in response to comment 3 in our letter dated July 8, 2013. In the financing activities sections, you present a line item for "Net receipts/(payments) on intercompany activity." Please tell us the types of transactions that are generating these intercompany receipts and payments and explain how you determined each type of transaction was appropriately labeled as a financing activity. Refer to ASC 230-10-45. Also, please tell us why there are no intercompany assets and intercompany liabilities shown as separate line items on the condensed balance sheets.

Management's Discussion and Analysis, page 24

2. We have read your response to comment 1 in our letter dated August 1, 2013. We note, among other things, the continued declines in your operating and gross margins during

the second quarter, and the remarks from the second quarter earnings release and earnings call transcript regarding the uncertain global environment that have had a significant negative effect on demand and raw material pricing. Please revise future filings to provide a more detailed discussion of the macroeconomic factors that have currently had a material adverse impact on your financial results, providing quantitative analysis where appropriate. Management's discussion and analysis should provide the reader with an understanding of the challenges currently facing the global steel industry, the impact on your operations, your strengths and vulnerabilities, and your expectations for potential future effects to your operations and liquidity, as seen through the eyes of management. For example, on page 27 you state that you continue to believe that "market conditions remain favorable for long-term secular growth from our key markets of aerospace, oil and gas/chemical process industry, electrical energy, and medical" but the foregoing should also be accompanied by insight that analyzes the underlying forces that are presently, and for the short-term, making market conditions unfavorable.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief